                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. ______)



                                 REDDING BANCORP
                                (Name of Issuer)



                          COMMON STOCK, $ NO PAR VALUE
                         (Title of Class of Securities)



                                       N/A
                          -----------------------------
                                 (CUSIP Number)


                                February 2, 2001
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)


        Check the appropriate box to designate the rule pursuant to which this schedule is filed:

               [ ]   Rule 13d-1(b)

               [ ]   Rule 13d-1(c)

               [X]   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                               Page 1 of 4 Pages

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1.     Names of Reporting Persons                            Gilbert Goetz

                                                             Irene Goetz

       SS or I.R.S. Identification                           ###-##-####

       Nos. of Above Persons                                 ###-##-####

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2.     Check the Appropriate Box if a Member of a Group

       (a)     [ ]
       (b)     [ ]

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3.     SEC Use Only

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4.     Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------

                       5.       Sole Voting Power
  Number of            ---------------------------------------------------------
   Shares
 Beneficially          6.       Shared Voting Power               170,364
   Owned by
    Each               ---------------------------------------------------------
  Reporting
   Person              7.       Sole Dispositive Power
    With
                       ---------------------------------------------------------

                       8.       Shared Dispositive Power

--------------------------------------------------------------------------------

9.     Aggregate Amount Beneficially Owned
       by Each Reporting Person                                   170,364

--------------------------------------------------------------------------------

10.    Check if the Aggregate Amount
       in Row 9 Excludes Certain Shares
       (see Instructions)     [ ]

--------------------------------------------------------------------------------

11.    Percent of Class Represented by Amount in Row 9                  5.91%
                                                                        -----
--------------------------------------------------------------------------------

12.    Type of Reporting Person                                              IN



                               Page 2 of 4 Pages

Item 1(a)       Name of Issuer:   Redding Bancorp


Item 1(b)       Address of Issuer's Principal Executive Offices:
                1951 Churn Creek Road, Redding, CA 90062



Item 2(a)       Name of Person Filing:  Linda J. Miles, Chief Financial Officer


Item 2(b)       Address of Principal Business Office or, if None, Residence:
                          c/o Redding Bancorp
                          1951 Churn Creek Road
                          Redding, CA 90062


Item 2(c)       Citizenship:  United States


Item 2(d)       Title of Class of Securities:  Common Stock


Item 2(e)       CUSIP Number:  75727P108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (a)    [ ]     Broker or Dealer registered under section 15 of the Act

         (b)    [ ]     Bank as defined in section 3(a)(6) of the Act

         (c)    [ ]     Insurance Company as defined in section 3(a)(19) of the
                        Act

         (d)    [ ]     Investment Company registered under section 8 of the
                        Investment Company Act

         (e)    [ ]     Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

         (f)    [ ]     Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund

         (g)    [ ]     Parent Holding Company, in accordance with section
                        240.13d-1(b)(ii)(G)

         (h)    [ ]     Group, in accordance with section 240.13d-1(b)(1)(ii)(H)



                               Page 3 of 4 Pages

Item 4.         Ownership.

         (a)    Amount Beneficially Owned:    170,364

         (b)    Percent of Class:  5.91%
                                  -------

         (c)    Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote:

                (ii)   shared power to vote or to direct the vote:   170,364

                (iii)  sole power to dispose or to direct the disposition of:

                (iv)   shared power to dispose or to direct the disposition of:


Item 5.         Ownership of Five Percent or Less of a Class.


                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following.   [ ]


Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                N/A

Item 8.         Identification and Classification of Members of the Group.

                N/A

Item 9.         Notice of Dissolution of Group.

                N/A

Item 10.        Certification.

                N/A


                                    Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Dated:  February 2, 2001.     /s/   Gilbert  Goetz & Irene Goetz
                                             -----------------------------------



                               Page 4 of 4 Pages